Exhibit 99.1

REPORT UNDER NATIONAL INSTRUMENT 51-102

REPORT OF VOTING RESULTS

To: Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual Meeting of Shareholders of Bank of Montreal (the “Bank”) held on April 11, 2025 and, as such votes were conducted by ballot, the number and percentage of votes cast FOR, AGAINST/WITHHELD from each vote. Each of the matters set out below is described in greater detail in the Notice of Annual Meeting of Shareholders and Management Proxy Circular which is available at www.bmo.com/investorrelations.

1. Election of Directors

A ballot was conducted to vote on each resolution to appoint each of the following 13 nominees as a Director of the Bank to serve until the next Annual Meeting of Shareholders of the Bank or until their resignation or their successor is elected or appointed, and the outcome was as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Janice M. Babiak	350,392,216	96.55%	12,516,833	3.45%
Craig W. Broderick	358,920,260	98.90%	3,988,788	1.10%
Hazel Claxton	361,271,556	99.55%	1,637,494	0.45%
Diane L. Cooper	361,253,745	99.54%	1,654,468	0.46%
George A. Cope	344,500,954	94.93%	18,408,043	5.07%
Stephen Dent	361,537,955	99.62%	1,371,093	0.38%
Martin S. Eichenbaum	360,165,974	99.24%	2,742,074	0.76%
David Harquail	361,511,458	99.61%	1,397,590	0.39%
Eric R. La Flèche	353,179,964	97.32%	9,729,085	2.68%
Brian McManus	361,778,452	99.69%	1,130,597	0.31%
Lorraine Mitchelmore	358,020,943	98.65%	4,888,106	1.35%
Madhu Ranganathan	357,903,410	98.62%	5,005,639	1.38%
Darryl White	360,954,789	99.46%	1,954,260	0.54%

2. Appointment of Shareholders’ Auditors

A ballot was conducted to vote on the resolution to appoint the firm of KPMG LLP as the auditors of the Bank for the 2025 fiscal year and the outcome was as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
346,328,946	92.63%	27,567,667	7.37%

3. Advisory Vote on the Bank’s approach to Executive Compensation

A ballot was conducted to vote on the advisory resolution on the Bank’s approach to Executive Compensation and the outcome was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
349,394,274	96.28%	13,515,640	3.72%

4. Shareholder Proposal No. 1: Public Disclosure of Non-Confidential Information, Country-By-Country Reporting, Compensation Ratios and Tax Havens

Votes For	% Votes For	Votes Against	% Votes Against	Abstentions*
32,202,730	8.91%	329,211,011	91.09%	1,489,214

5. Shareholder Proposal No. 2: Advisory Vote on Environmental Policies

Votes For	% Votes For	Votes Against	% Votes Against	Abstentions*
45,784,360	12.84%	310,877,472	87.16%	6,239,387

6. Shareholder Proposal No. 3: Disclosure of Languages Spoken Fluently by Employees

Votes For	% Votes For	Votes Against	% Votes Against	Abstentions*
3,487,367	0.96%	358,177,391	99.04%	1,228,357

7. Shareholder Proposal No. 4: Advanced Generative AI Systems and Code of Conduct

Votes For	% Votes For	Votes Against	% Votes Against	Abstentions*
30,590,982	8.46%	331,054,989	91.54%	1,257,120

8. Shareholder Proposal No. 5: Disclosure of Energy Supply Ratio

Votes For	% Votes For	Votes Against	% Votes Against	Abstentions*
117,179,171	32.38%	244,704,351	67.62%	1,017,558

9. Shareholder Proposal No. 6: Disclosure of Lobbying and Policy Influence Activities

Votes For	% Votes For	Votes Against	% Votes Against	Abstentions*
74,827,993	20.83%	284,369,755	79.17%	3,704,706

10. Shareholder Proposal No. 7: Disclosure of Executive Compensation Pay Metrics

Votes For	% Votes For	Votes Against	% Votes Against	Abstentions*
26,526,397	7.33%	335,413,067	92.67%	963,623

*An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

Dated this 11th day of April, 2025.

     Bank of Montreal

     By: /s/ Paul V. Noble

     Paul V. Noble

     Corporate Secretary